Signatures

Pursuant to the requirements of the investment Company Act of 1940 the Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Wenatchee and the state of Washington on the 22nd day of October, 2019.

Signature: *by* ~~_Robert James McDonald_~~

MCDONALD ROBERT JAMES

BY: *Nathaniel-Harlan: Graham*

Nathaniel-Harlan: Graham

BY: *Jean-Blaine: Keating*

Jean-Blaine: Keating



Attest: _____

Julian J. Brown

Notary Public
_____
(Title)

Trustee/s
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(Title)